AMENDED AND RESTATED OPERATING AGREEMENT

This Agreement is dated as of February 26, 2019 by between and among the individuals signing it below.

WHEREAS, I Am Like You Film, LLC was formed on March 4, 2016 as a New York limited liability company pursuant to the New York Limited Liability Company Law;

WHEREAS, the individuals signing this Agreement desire to establish their respective rights and obligations pursuant to the New York Limited Liability Company Law in connection with the future operation of such limited liability company;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the individuals signing this Agreement below agree as follows:

ARTICLE I
Definitions

1.1   *Definitions*. In this Agreement, the following terms shall have the meanings set forth below:

(a)   "*Additional Members*" shall mean any Member other than the Founding Member, as that term is defined herein.

(b)   "*Articles of Organization*" shall mean the Articles of Organization of the Company filed with the New York Secretary of State on March 4, 2016, as they may from to time be amended.

(c)   "*Capital Account*" as of any date shall mean the Capital Contribution to the Company by a Member, adjusted as of such date pursuant to this Agreement.

(d)   "*Capital Contribution*" shall mean any contribution by a Member to the capital of the Company in cash, property or services rendered or a promissory note or other obligation to contribute cash or property or to render services.

(e)   "*Code*" shall mean the Internal Revenue Code of 1986, as amended, or any superseding federal revenue statute.

(f)   "*Company*" shall refer to I Am Like You Film, LLC, a New York limited liability company.

(g)   "*Distribution*" means any cash and other property paid to a Member by the Company from the operations of the Company.

(h)   "*Fiscal Year*" shall mean the fiscal year of the Company, which shall be the year ending December 31.

(i)   "*Founding Member*" shall mean Haik Kocharian.

(j)   "*Manager*" shall mean each individual listed in Exhibit A to this Agreement as a manager of the Company or any other individual that succeeds him or her as such a manager pursuant to this Agreement.

(k)   "*Member*" shall mean each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which may hereafter become a party to this Agreement.

(l)   "*Membership Interest*" shall mean all of a Member's interest in the Company, expressed as a percentage of total Membership Interests in the Company, including, without limitation, the rights to receive allocations and distributions, and to vote and to consent or approve actions by the Company, subject to the terms and conditions of this Agreement. Each Member's Membership Interest in the Company as of the date hereof is set forth on Exhibit B to this Agreement.

(m)   "*Net Losses*" shall mean the losses of the Company, if any, determined in accordance with generally accepted accounting principles employed under the cash method of accounting.

(n)   "*Net Profits*" shall mean the income of the Company, if any, determined in accordance with generally accepted accounting principles employed under the cash method of accounting.

(o)   "*Net Revenues*" shall mean gross revenues less commissions and reimbursed operating expenses and payments to independent analysts.

(p)   "*New York Act*" shall mean the New York Limited Liability Company Act.

(q)   "*Person*" shall mean any individual, corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

(r)   "*Preferred Member*" shall refer to each person designated as a Preferred Member in Exhibit B.

(s)   "*Selling Member*" shall mean a Member desiring to sell a Membership Interest.

(t)   *"Treasury Regulations"* shall mean all proposed, temporary, and final regulations promulgated under the Code as from time to time in effect.

ARTICLE II
Organization

2.1   *Formation.* On March 4, 2016, the Founder formed a limited liability company by preparing, executing and filing with the New York Secretary of State the Articles of Organization pursuant to the New York Act.

2.2   *Name.* The name of the Company is I Am Like You Film LLC.

2.3   *Principal Place of Business.* The principal place of business of the Company within the State of New York shall be in the County of New York. The Company may establish any other places of business as the Manager may from time to time deem advisable.

2.4   *Purposes.* The Company is formed for any lawful business purpose or purposes, but its specific objective is to film, produce and distribute the film bearing the working title "I am Like You" (hereinafter, the "Film").

2.5   *Term.* The duration of the Company shall be perpetual, unless dissolved sooner pursuant to this Agreement or the New York Act.

ARTICLE III
Members

3.1   *Names and Addresses.* The names and addresses of the Members are as set forth in Exhibit B to this Agreement.

3.2   *Additional Members.* A Person may be admitted as a member after the date of this Agreement upon the vote or written consent of the Founding Member. Unless approved by the Members holding at least two thirds of the voting interests, or unless the Founding Member transfers a portion of his membership interest to such additional member, all such Additional Members shall be non-voting Members.

3.3   *Books and Records.* The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on a cash basis in accordance with this Agreement, except for unearned retainers, which shall be maintained as a current liability of the Company.

3.4   *Information.* Each Member may inspect during ordinary business hours and at the principal place of business of the Company the Articles of Organization, the Operating Agreement, the minutes of any meeting of the Members, and any tax returns of the Company for the immediately preceding three Fiscal Years.

3.5   *Limitation of Liability.* Each Member's liability shall be limited as set forth in this Agreement, the New York Act and other applicable law. A Member shall not be personally liable for any indebtedness, liability or obligation of the Company, except that such Member shall remain personally liable for the payment of his or her Capital Contribution of such Member and as otherwise set forth in this Agreement, the New York Act and any other applicable law.

3.6   *Actions Requiring Vote of Members; Admission of Additional Members; Sale or Encumbrance of All Assets; Major Distribution Decisions.* The Members shall have the right, by the vote or written consent of the holders of at least two-thirds of the then issued and outstanding Membership Interests, to approve the admission of additional Members to the Company, the sale, lease exchange or other disposition of all or substantially all of the assets of the Company, or any distribution transactions which substantially affect the marketing or distribution of the Film's assets.

3.7   *Priority and Return of Capital.* No Member shall have priority over any other Member, whether for the return of a Capital Contribution or for Net Profits, Net Losses or a Distribution; provided however, that this Section shall not apply to loan or other indebtedness (as distinguished from a Capital Contribution) made by a Member to the Company.

3.8   *Liability of a Member to the Company.* A Member who or which rightfully receives the return of any portion of a Capital Contribution is liable to the Company only to the extent now or hereafter provided by the New York Act. A Member who or which receives a Distribution made by the Company in violation of this Agreement or made when the Company's liabilities exceed its assets (after giving effect to such Distribution) shall be liable to the Company for the amount of such Distribution.

3.9   *Financial Adjustments.* No Members admitted after the date of this Agreement shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Manager may, at the discretion of the Manager, at the time a Member is admitted, close the books and records of the Company (as though the Fiscal Year has ended) or make pro-rata allocations of loss, income and expense deductions to such Member for that portion of the Fiscal Year in which such Member was admitted in accordance with the Code.

ARTICLE IV
Management

4.1   *Management.* Management of the Company shall be vested in the Founding Member, who shall have and be subject to all of the duties and liabilities of the Manager. The number and identity of the Manager may be amended, from time to time, by the vote or written consent of a majority of the Membership Interests.

4.2   *Powers of Manager.* Subject to the rights of the Members as set forth in Section 3.6 and elsewhere in this Agreement, the Manager shall have power and authority, on behalf of the Company, to (a) make creative decisions with respect to the Film or similar assets (b) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any person, any property, (b) issue Notes or similar debt instruments in the cumulative amount of up to $250,000, payable out of cash flow, to finance the operations of the Company and specifically to produce the Film, (c) open bank accounts and otherwise invest the funds of the Company, (d) purchase insurance on the business and assets of the Company, (e) commence lawsuits and other proceedings, (f) enter into any agreement, instrument or other writing, (g) retain accountants, attorneys or other agents and (h) take any other lawful action that the Manager considers necessary, convenient or advisable in connection with any business of the Company.

4.3   *Binding Authority.* Unless authorized to do so by this Agreement or the Manager, no Person shall have any power or authority to bind the Company. No person shall have any power or authority to bind the Company unless such Person has been authorized by the Manager to act on behalf of the Company in accordance with the immediately preceding sentence.

4.4   *Liability for Certain Acts.* The Manager shall perform his duties in good faith, in a manner he reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a similar position would use under similar circumstances. A Manager who so performs such duties shall not have any liability by reason of being or having been a Manager. The Manager shall not be liable to the Company or any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of the willful misconduct of the Manager. Without limiting the generality of the preceding sentence, the Manager does not in any way guaranty the return of any Capital Contribution to a Member or a profit for the Members from the operations of the Company.

4.5   *No Exclusive Duty to Company.* The Manager shall not be required to manage the Company as his sole and exclusive function, and he will have other business interests and engage in other activities, including, but not limited to, other screenwriting and/or film production projects. The Company's specific objective is to film, produce and distribute the Film. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in any other screenwriting and/or film production projects, or other business interests or activities of the Manager, or to the income or proceeds derived therefrom. The Manager shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities, including, but not limited to, other screenwriting and/or film production projects. Notwithstanding the foregoing, the Manager shall devote substantial time to managing and conducting the affairs of the Company.

4.6   *Indemnification.* The Company shall indemnify and hold harmless the Manager from and against all claims and demands to the maximum extent permitted under the New York Act.

4.7   *Vacancies.* Any vacancy occurring for any reason in the number of Managers shall be filled by the vote or written consent of the Founding Member or, if no Founding Member remains, by the vote or written consent of at least a majority of the Membership Interests. A Manager elected to fill a vacancy shall hold office until the Manager's successor has been elected and qualified.

4.8   *Salaries.* The salaries and other compensation of the Manager, if any, shall be fixed from time to time by the vote or written consent of the holders of at least two thirds of the Membership Interests. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.9   *Officers.* The Manager may designate one or more individuals as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Manager. Any officer may be removed by the Manager at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Manager.

ARTICLE V
Meetings of Members

5.1   *Place of Meetings.* Meetings of the Members may be held at any place, within or outside the State of New York, for any meeting of the Members designated in any notice of such meeting. If no such designation is made, the place of any such meeting shall be the principal place of business of the Company.

5.2   *Notice of Meetings.* Written notice stating the place, day and hour of the meeting indicating that it is being issued by or at the direction of the person or persons calling the meeting, stating the purpose or purposes for which the meeting is called shall be delivered no fewer than ten or more than thirty days before the date of the meeting.

5.3   *Record Date.* For the purpose of determining the Members entitled to notice of or to vote at any meeting of Members or any adjournment of such meeting, or Members entitled to receive payment or any Distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring Distribution is adopted, as the case may be, shall be the record date for making such a determination. When a determination of Members entitled to vote at any meeting of Members has been made pursuant to this Section, the determination shall apply to any adjournment of the meeting.

5.4   *Quorum.* Members holding not less than two thirds of all Membership Interests, represented in person or by proxy, shall constitute a quorum at any meeting of Members. In the absence of a quorum at any meeting of Members, a majority of the Membership Interests so represented may adjourn the meeting from time to time for a period not to exceed thirty days without further notice. However, if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at such meeting. At an adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of Membership Interests whose absence results in less than a quorum being present.

5.5   *Manner of Acting.* If a quorum is present at any meeting, the vote or written consent of Members holding not less than a majority of Membership Interests shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the New York Act, the Articles of Organization or this Agreement.

5.6   *Proxies.*

(a)   A Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact.

(b)   Every proxy must be signed by the Member or his or her attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it, except as otherwise provided in this Section.

(c)   The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the Member who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by any Manager.

(d)   Except when other provisions shall have been made by written agreement between the parties, the record holder of a Membership Interest which he, she or it holds as pledgee or otherwise as security or which belong to another, shall issue to the pledgor or to such owner of such Membership Interest, upon demand therefor and payment of necessary expenses thereof, a proxy to vote or take other action thereon.

(e)   A proxy which is entitled "irrevocable proxy" and which states that it is irrevocable, is irrevocable when it is held by (i) a pledgee, (ii) a Person who has purchased or agreed to purchase the shares, (iii) a creditor or creditors of the Company who extend or continue credit to the Company in consideration of the proxy if the proxy states that it was given in consideration of such extension or continuation of credit, the amount thereof, and the name of the person extending or continuing credit, (iv) a Person who has contracted to perform services as an officer of the Company, if a proxy is required by the contract of employment, if the proxy states that it was given in consideration of such contract of employment, the name of the employee and the period of employment contracted for, or (v) a nominee of any of the Persons described in clauses (i)-(iv) of this sentence.

(f)   Notwithstanding a provision in a proxy stating that the proxy is irrevocable, the proxy becomes revocable after the pledge is redeemed, or the debt of the Company is paid, or the period of employment provided for in the contract of employment has terminated and, in a case provided for in Section 5.6(e) (iii) or (iv) of this Agreement, become revocable three years after the date of the proxy or at the end of the period, if any, specified therein, whichever period is less, unless the period of irrevocability is renewed from time to time by the execution of a new irrevocable proxy as provided in this Section. This paragraph does not affect the duration of a proxy under paragraph (b) of this Section.

(g)   A proxy may be revoked, notwithstanding a provision making it irrevocable, by a purchaser of a Membership Interest without knowledge of the existence of such proxy.

5.9   *Action by Members Without A Meeting.*

(a)   Whenever the Members of the Company are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted, and shall be delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company, provided that the written consent or consents include the Founding Member, if he is still a member.

(b)   Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section to the Company, written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company having custody of the records of the Company. Delivery made to such office, principal place of business of Manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to each Member who has not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

5.10   *Waiver of Notice.* Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

5.11   *Voting Agreements.*   An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Interest held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

ARTICLE VI
Capital Contributions

6.1   *Capital Contributions.* Each Member shall contribute the amount agreed upon between the Manager and the Member as the Capital Contribution to be made by him, her or it.

6.2   *Additional Contributions.* Except as set forth in Section 6.1 of this Agreement, no Member shall be required to make any Capital Contribution.

6.3   *Capital Accounts.* A Capital Account shall be maintained for each Member. Each Member's Capital Account shall be increased by the value of each Capital Contribution made by the Member, allocations to such Member of the Net Profits and any other allocations to such Member of income pursuant to the Code. Each Member's Capital Account will be decreased by the value of each Distribution made to the Member by the Company, allocations to such Member of Net Losses and other allocations to such Member pursuant to the Code.

6.4   *Transfers.* Upon a permitted sale or other transfer of a Membership Interest in the Company, the Capital Account of the Member transferring his, her or its Membership Interest shall become the Capital Account of the Person to which or whom such Membership Interest is sold or transferred in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

6.5   *Modifications.* The manner in which Capital Accounts are to be maintained pursuant to this Section is intended to comply with the requirements of Section 704(b) of the Code. If in the opinion of the Manager the manner in which Capital Accounts are to be maintained pursuant to this Agreement should be modified to comply with Section 704(b) of the Code, then the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

6.6 *Deficit Capital Account*. Except as otherwise required in the New York Act or this Agreement, no Member shall have any liability to restore all or any portion of a deficit balance in a Capital Account.

6.7 *Withdrawal or Reduction of Capital Contributions*. A Member shall not receive from the Company any portion of a Capital Contribution until all indebtedness, liabilities and obligations of the Company, except any indebtedness, liabilities and obligations to Members on account of their Capital Contributions, have been paid or there remains property of the Company, in the sole discretion of the Manager, sufficient to pay them. A Member, irrespective of the nature of the Capital Contribution of such Member, has only the right to demand and receive cash in return for such Capital Contribution.

ARTICLE VII
Allocations and Distributions

7.1 *Allocations of Profits and Losses*. The Net Profits and the Net Losses for each Fiscal Year shall be allocated to the Members in proportion to their Membership Interests, except that, until such time as the "Preferred Distributions" described in Section 7.2(b)(i) have been paid in full, any and all Net Profits and Net Losses shall be allocated 40% to each Preferred Member and 20% to the Founding Member..

7.2 *Distributions*. Any and all Distributions to Members shall be made in accordance with this Section 7.2.

(a) In each year in which the Company has taxable profits, the Company shall make mandatory pro-rata distributions to the Members for the payment of taxes in accordance with the following:

(i) the amount distributable with respect to any Fiscal Year shall be equal to the aggregate amount of Federal, state and local income taxes payable by the Members with respect to the taxable income of the Company, assuming, for purposes of determining the amount of such distribution, that each Member will be taxed on his allocable share of the taxable income of the Company at the highest marginal individual Federal income tax rate for such year, and at the highest marginal individual state and local income tax rates of the Member with the highest such rates for each such taxable year; and

(ii) such distributions shall be payable at such time or times and in such amounts as will enable the Members to avoid penalties and interest otherwise payable on account of the failure to pay a sufficient amount of estimated taxes as required by law, which distributions shall be made at such time or times as may be determined by a majority of the Membership Interests, in their reasonable discretion (the "Mandatory Distributions").

(b)   On or prior to May 31 of the year following the close of each year in which the Company realizes any Net Revenues, as determined by the accountants to the Company, the Company shall distribute 30% of Net Revenues to each of the Preferred Members until each of them has received $50,000 in preferred distributions (the "Preferred Distributions"). This paragraph shall lapse when each Preferred Member has received their Preferred Distribution.

(c) Thereafter, immediately following payment of the Preferred Distributions and required payments to the holders of the Notes issued under the Company's Revenue Loan Agreement, at least 15% of Net Revenues shall be distributed to the Founding Member.

(d) Any and all Distributions other than as described above shall be made to the Members in accordance with their Membership Interests.

(e) No distributions, other than the abovementioned Mandatory and Preferred Distributions, shall be made to the Members unless and until the total cash and readily available cash equivalents (including demand deposits, but excluding any time deposits, such as CDs) of the Company after such Distributions would equal or exceed such minimum cash level as the Manager shall determine in his reasonable discretion.

7.3   *Offset.* The Company may offset all amounts owing to the Company by a Member against any Distribution to be made to such Member.

7.4   *Limitation Upon Distributions.* No Distribution shall be declared and paid unless, after such Distribution is made, the assets of the Company are in excess of all liabilities of the Company.

7.5   *Interest on and Return of Capital Contributions.* No Member shall be entitled to interest on his, her or its Capital Contribution or to a return of his, her or its Capital Contribution, except as specifically set forth in this Agreement.

7.6   *Accounting Period.* The accounting period of the Company shall be the Fiscal Year.

ARTICLE VIII
Taxes

8.1   *Tax Returns.* The Manager shall cause to be prepared and filed all necessary federal and state income tax returns for the Company. Each Member shall furnish to the

Manager all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

8.2   *Tax Elections.* The Company shall make the following elections on the appropriate tax returns:

(a)   To adopt the calendar year as the Fiscal Year;

(b)   To adopt the cash method of accounting and keep the Company's books and records on the income tax method;

(c)   If a Distribution as described in Section 734 of the Code occurs or if a transfer of a Membership Interest described in Section 743 of the Code occurs, upon the written request of any Member, to elect to adjust the basis of the property of the Company pursuant to Section 754 of the Code; and

(d)   Any other election that the Manager may deem appropriate and in the best interests of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provisions of this Agreement shall be interpreted to authorize any such election.

8.3   *Tax Matters Partners.* The Manager shall designate one Manager to be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code. Any Manager who is designated "tax matters partner" shall take any action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code.

ARTICLE IX
Transferability

9.1   *General.* Except as set forth in this Agreement, no Member shall give, sell, assign, pledge, hypothecate, exchange or otherwise transfer to another Person any portion of a Membership Interest.

9.2   *Offer to Acquire.* If a Member desires to sell a Membership Interest to another Person, such Member shall obtain from such Person a bona fide written offer to purchase such Membership Interest, stating the terms and conditions upon which the purchase is to be made. Such Member shall give written notification to the other Members of his, her or its intention to sell such Membership Interest and a copy of such bona fide written offer.

9.3   *Right of First Refusal.* Each Member other than the Selling Member, on a basis pro rata to the Membership Interests of each Member exercising his, her or its right of first refusal, shall have the right to exercise a right of first refusal to purchase all (but not less than all) of the Membership Interest proposed to be sold by the Selling Member upon the same terms and conditions as stated in the bona fide written offer by giving written notification to the Selling Member of his, her or its intention to do so within thirty (30) days after receiving written notice from the Selling Member. The failure of any Member to so notify the Selling Member of a desire to exercise such right of first refusal within such thirty-day period shall result in the termination of such right of first refusal and the Selling Member shall be entitled to consummate the sale of his, her or its Membership Interest with respect to which such right of first refusal has not been exercised to the Person offering to do so pursuant to the bona fide written offer. If the Selling Member does not sell his, her or its Membership Interest within thirty days after receiving the right to do so, his, her or its right to do so terminates and the terms and conditions of this section shall again be in effect.

9.4   *Closing.* If any Member gives written notice to the Selling Member of his, her or its desire to exercise such right of first refusal and to purchase all of the Selling Member's Interest upon the same terms and conditions as are stated in the written offer, such Member shall have the right to designate the time, date and place of closing within ninety (90) days after receipt of written notification from the Selling Member of the bona fide offer.

9.5   *Transferee Not a Member.* No person acquiring a Membership Interest pursuant to this Section other than a Member shall become a Member unless such Person is approved by the vote or written consent of the Founding Member. If no such approval is obtained, such Person's Membership Interest shall only entitle such Person to receive the distributions and allocations of profits and losses to which the Member from whom or which such Person received such Membership Interest would be entitled. Any such approval may be subject to any terms and conditions imposed by the Founding Member.

9.6   *Effective Date.* Any sale of a Membership Interest or admission of a Member pursuant to this Article shall be deemed effective as of the last day of the calendar month in which such sale or admission occurs.

ARTICLE X
Dissolution

10.1   *Dissolution.* The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following:

(a)   The latest date on which the Company is to dissolve, if any, as set forth in the Articles of Organization;

(b)   The vote or written consent of at least two-thirds in interest of all Members; or

(c)   The bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of any Member or the occurrence of any other event that terminates the continued membership of any Member, unless within one hundred eighty days (180) after such event the Company is continued by the vote or written consent of a majority in interest of all of the remaining Members; or

(d)   The entry of a decree of judicial dissolution.

10.2   *Winding Up.* Upon the dissolution of the Company the Manager may, in the name of and for and on behalf of the Company, prosecute and defend suits, whether civil, criminal or administrative, sell and close the Company's business, dispose of and convey the Company's property, discharge the Company's liabilities and distribute to the Members any remaining assets of the Company, all without affecting the liability of Members. Upon winding up of the Company, the assets shall be distributed as follows:

(a)   To creditors, including any Member who is a creditor, to the extent permitted by law, in satisfaction of liabilities of the Company, whether by payment or by establishment of adequate reserves, other than liabilities for distributions to Members under Section 507 or Section 509 of the New York Act;

(b)   To Members and former Members in satisfaction of liabilities for Distribution under Section 507 or Section 509 of the New York Act; and

(c)   To Members, first to each Preferred Member in the amount of the unpaid Preferred Distributions set forth in Section 7(b)(i), second to Members for the return of their Capital Contributions, to the extent not previously returned, and third respecting their Membership Interests, in the proportions in which the Members share in Distributions (other than the Preferred Distributions) in accordance with this Agreement.

10.3   *Articles of Dissolution.* Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any time wherein there are no Members, articles of dissolution shall be filed with the New York Secretary of State pursuant to the New York Act.

10.4   *Deficit Capital Account.* Upon a liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a Deficit Capital Account (after giving effect to all contributions, distributions, allocations and other adjustments for all Fiscal Years, including the Fiscal Year in which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of any

Capital Account shall not be considered a debt owed by the Member to the Company or to any other Person for any purpose.

10.5 *Nonrecourse to Other Members*. Except as provided by applicable law or as expressly provided in this Agreement, upon dissolution, each Member shall receive a return of his, her or its Capital Contribution solely from the assets of the Company. If the assets of the Company remaining after the payment or discharge of the debts and liabilities of the Company are insufficient to return any Capital Contribution of any Member, such Member shall have no recourse against any other Member.

10.6 *Termination*. Upon completion of the dissolution, winding up, liquidation, and distribution of the assets of the Company, the Company shall be deemed terminated.

ARTICLE XI
General Provisions

11.1 *Notices*. Any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the party or to an executive officer of the party to whom such notice, demand or other communication is directed or (b) sent by registered or certified mail, postage prepaid, addressed to the Member or the Company at his, her or its address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three business days after the date on which it was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as set forth in this Section.

11.2 *Amendments*. This Agreement contains the entire agreement among the Members with respect to the subject matter of this Agreement, and supersedes each course of conduct previously pursued or acquiesced in, and each oral agreement and representation previously made, by the Members with respect thereto, whether or not relied or acted upon. No course of performance or other conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made, by the Members, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect any Member's obligations pursuant to this Agreement or any rights and remedies of a Member pursuant to this Agreement. No amendment to this Agreement shall be effective unless made in a writing duly executed by a majority of the Membership Interests and specifically referring to each provision of this Agreement being amended.

11.3 *Construction*. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

11.4   *Headings.* The headings in this Agreement are for convenience only and shall not be used to interpret or construe any provision of this Agreement.

11.5   *Waiver.* No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy except as expressly provided herein. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

11.6   *Severability.* Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. However, if any provision of this Agreement shall be prohibited by or invalid under such law, it shall be deemed modified to conform to the minimum requirements of such law or, if for any reason it is not deemed so modified, it shall be prohibited or invalid only to the extent of such prohibition or invalidity without the remainder thereof or any other such provision being prohibited or invalid.

11.7   *Binding.* This Agreement shall be binding upon and inure to the benefit of all Members, and each of the successors and assignees of the Members, except that no right or obligation of a Member under this Agreement may be assigned by such Member to another Person without first obtaining the written consent of all other Members.

11.8   *Counterparts.* This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

11.9   *Governing Law.* This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

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EXHIBIT A

Manager

Haik Kocharian